CUSIP NO. 705499-101                                        Page 1 of 13 Pages





                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               AMENDMENT NUMBER 2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Peerless Manufacturing Company
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   705499-101
                    ----------------------------------------
                                 (CUSIP Number)
                            Ceco Environmental Corp.
                        505 University Avenue, Ste. 1900
                         Toronto, Ontario CANADA M5G 1X3
 ------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 20, 2000
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

_______________________________________________________________________________

CUSIP No.  705499-101             SCHEDULE 13D                    Page 2 of 13
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                CECO Environmental Corp.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(E)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       104,500 shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       104,500 shares
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          104,500 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                7.19%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                CO
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  705499-101             SCHEDULE 13D                    Page 3 of 13
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Icarus Investment Corp.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(E)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Canada
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       104,500 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       104,500 shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          104,500 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                7.19%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                CO
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  705499-101             SCHEDULE 13D                    Page 4 of 13
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Phillip DeZwirek
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(E)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Canadian Citizen
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       104,500 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       104,500 shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          104,500 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                7.19%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                IN
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  705499-101             SCHEDULE 13D                    Page 5 of 13
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Jason Louis DeZwirek
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(E)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Canadian Citizen
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       104,500 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       104,500 shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          104,500 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                7.19%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                IN
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  705499-101             SCHEDULE 13D                    Page 6 of 13
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(E)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Canada
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       104,500 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       104,500 shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          104,500 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                7.19%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                CO
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  705499-101             SCHEDULE 13D                    Page 7 of 13
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                IntroTech Investments, Inc.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(E)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Canada
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       104,500 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       104,500 shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          104,500 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                7.19%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                CO
______________________________________________________________________________

CUSIP No.  705499-101             SCHEDULE 13D                    Page 8 of 13


                                  SCHEDULE 13-D
                                PEERLESS MFG. CO.
                               Amendment Number 1
                   Filed by CECO Environmental, Inc. ("CEC"),
                     Phillip DeZwirek, Jason Louis DeZwirek,
                       Icarus Investment Corp. ("Icarus"),
                  IntroTech Investments, Inc. ("IntroTech") and
    Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp. ("Green Diamond")

Items 2, 4 & 5 Inclusive for CECO Environmental Corp.

Item 2.   Identity and Background:

          (c) Principal Business: Ownership of all of the stock of Ceco Group, Inc. The address of CEC's principal business and its principal office is the address given in Item 2(b).

Item 4.    Purpose of Transaction:

               CEC sold the common stock of the Issuer for purposes of decreasing its holdings in Issuer. CEC is currently holding stock of Issuer for investment purposes. CEC does not have an intent to acquire additional securities of the Issuer for purposes of acquiring the majority on all of the stock of Issuer.

Item 5.    Interest in Securities of the Issuer.

           (a) CEC owns all of the 104,500 shares of Issuer directly, which is 7.19% of the outstanding common stock of Issuer.

           (b) CEC has sole voting power and sole dispositive power with respect to such 149,500 shares of common stock of Issuer.

           (c) In the past sixty days, CEC has made the following open market transactions in the Issuer's stock, all effectuated in its account at Taurus Capital Markets located in Toronto, Ontario:

      Sales -  DATE - 2000              # OF SHARES              SHARE PRICE
               -----------              -----------              -----------
               May 9, 2000                1,700                    $14.000
               May 12, 2000               1,500                    $14.500
               May 15, 2000               2,000                    $14.000
               May 31, 2000               1,000                    $14.125
               June 2, 2000               2,000                    $15.000
               June 2, 2000               1,000                    $15.500
               June 2, 2000                 500                    $15.500
               June 5, 2000               1,500                    $16.000
               June 5, 2000               1,000                    $16.0625
               June 6, 2000               1,000                    $16.000
               June 6, 2000               1,000                    $16.000
               June 12, 2000              1,500                    $16.000
               June 13, 2000              1,000                    $16.125
               June 14, 2000              1,500                    $16.500
               June 14, 2000                500                    $16.500
               June 14, 2000              4,000                    $16.875
               June 15, 2000              2,500                    $17.000
               June 15, 2000              1,000                    $17.250

CUSIP No.  705499-101             SCHEDULE 13D                    Page 9 of 13


               June 15, 2000              2,000                    $17.750
               June 16, 2000              2,500                    $17.875
               June 16, 2000              2,000                    $17.875
               June 16, 2000              2,000                    $18.125
               June 16, 2000              1,000                    $18.500
               June 19, 2000              1,000                    $18.000
               June 19, 2000              1,000                    $18.0625
               June 20, 2000              1,000                    $18.250

Items 3 and 5 inclusive for Icarus Investment Corp.

Item 3.    Source and Amount of Funds or Other Considerations.

           Icarus indirectly owns the 104,500 shares of Issuer owned by CEC by virtue of directly owning 15.9% of the shares of CEC and indirectly owning 17.7% of the shares of CEC through its beneficial ownership of Green Diamond, which entity owns warrants to purchase 1,800,000 shares of CEC. See CEC's response to Item 3 herein. Icarus owns 50.1% of the shares of Green Diamond.

Item 5.    Interest in Securities of the Issuer.

           (a) By virtue of owning 15.9% of the outstanding stock of CEC directly and 17.7% indirectly through its 50.1% ownership of Green Diamond, Icarus beneficially owns the 104,500 shares of common stock of Issuer owned by CEC, which is 7.19% of the outstanding shares of Issuer.

           (b) By virtue of owning 15.9% of the outstanding stock of CEC directly and 17.7% of the outstanding stock of CEC indirectly through its ownership of Green Diamond, Icarus has shared voting power and shared dispositive power with respect to the 104,500 shares of common stock of Issuer owned by CEC. Such powers are shared with the other shareholders of CEC.

Items 3 and 5 Inclusive for Phillip DeZwirek.

Item 3.    Source and Amount of Other Considerations.

           Mr. DeZwirek owns 50% of the outstanding stock of Icarus, 5,497 shares of common stock of CEC directly, and Warrants to purchase 1,750,000 shares of common stock of CEC. See CEC's and Icarus' responses to Item 3 herein.

Item 5.    Interest in Securities of the Issuer.

           (a) By virtue of owning 41% of the outstanding stock of CEC (including the warrants to purchase 1,750,000 shares of common stock), Mr. DeZwirek beneficially owns the 104,500 shares of common stock of Issuer owned by CEC. Mr. DeZwirek owns 26.25% of the outstanding stock of CEC indirectly through his direct ownership of 50% of the stock of Icarus and owns 17.3% of the outstanding stock of CEC directly (including as outstanding the securities underlying the warrants to purchase 1,750,000 shares of common stock).

CUSIP No.  705499-101             SCHEDULE 13D                    Page 10 of 13

           (b) Mr. DeZwirek has shared voting power and shared dispositive power with respect to the 149,500 shares of common stock of Issuer owned by CEC as a result of his position as a director of CEC and by virtue of owning 41% of the outstanding stock of CEC (including as outstanding the securities underlying the warrants to purchase 1,750,000 shares of common stock). Mr. DeZwirek owns shares of Issuer indirectly through his 50% ownership of Icarus (which entity owns 15.9% of the outstanding common stock of CEC directly (including as outstanding the shares of common stock underlying Mr. DeZwirek's warrants) and 17.7% of the outstanding stock of CEC indirectly through its 50.1% ownership in Green Diamond(including as outstanding the shares of common stock underlying Green Diamond's warrants to purchase 1,800,000 shares of CEC)). Mr. DeZwirek also owns shares of Issuer common stock indirectly through his direct ownership of 17.3% of the outstanding common stock of CEC (including as outstanding the securities underlying the warrants to purchase 1,750,000 of common stock). Mr. DeZwirek is the Chief Executive Officer, Chief Financial Officer and a director of CEC.

Item 5 Inclusive for Jason Louis DeZwirek.

Item 5.    Interest in Securities of the Issuer.

           (a) By virtue of owning 46.5% of the stock of CEC, Mr. DeZwirek beneficially owns the 104,500 shares of common stock of Issuer owned by CEC. Mr. DeZwirek owns such outstanding stock of CEC indirectly through his direct ownership of 50% of the stock of Icarus and through his ownership of all the stock of IntroTech.

           (b) By virtue of owning 46.5% of the stock of CEC, Mr. DeZwirek has shared voting power and shared dispositive power with respect to the 104,500 shares of common stock of Issuer owned by CEC. This power applies to all of the share of Issuer owned indirectly by Mr. DeZwirek. Mr. DeZwirek owns those shares indirectly through his 50% ownership of Icarus (which entity owns 15.9% of the outstanding common stock of CEC directly and 17.7% of the outstanding stock of CEC indirectly through its 50.1% ownership in Green Diamond (including as outstanding the 1,800,000 shares of common stock underlying Green Diamond's warrants)). Such powers are shared with the other shareholders of CEC.

Items 3 and 5 Inclusive for IntroTech Investments, Inc.

Item 3.    Source and Amount of Funds or Other Considerations.

           By virtue of IntroTech owning 19.0% of CEC, IntroTech beneficially owns the 104,500 shares of Issuer owned by CEC. See CEC's response to
           Item 3.

Item 5. Interest in Securities of the Issuer.

           (a) By virtue of IntroTech owning 19.0% of CEC, IntroTech beneficially owns the 104,500 shares of common stock of Issuer owned by CEC. IntroTech owns all of such shares indirectly through its direct ownership of common stock of CEC.

CUSIP No.  705499-101             SCHEDULE 13D                    Page 11 of 13

           (b) By virtue of IntroTech owning 19.0% of CEC IntroTech has shared voting power and shared dispositive power with respect to the 104,500 shares of common stock of Issuer owned by CEC. Such powers are shared with the other shareholders of CEC.

Items 3 and 5 Inclusive for Green Diamond

Item 3.    Source and Amount of Funds or Other Considerations:

           Green Diamond indirectly owns the 104,500 shares of Issuer by virtue of owning 17.7% of the shares of CEC (including as outstanding the shares of common stock underlying Green Diamond's warrants to purchase 1,800,000 shares of CEC). See CEC's response to Item 3.

Item 5.    Interest in Securities of the Issuer.

           (a) By virtue of owning 17.7% of the outstanding stock of CEC (including its warrants to purchase 1,800,000 shares of common stock), Green Diamond beneficially owns the 104,500 shares of common stock of Issuer owned by CEC. Green Diamond owns all of such shares indirectly through its direct ownership of warrants to purchase 1,800,000 shares of the common stock of CEC.

           (b) By virtue of owning 17.7% of the outstanding stock of CEC, Green Diamond has shared voting power and shared dispositive power with respect to the 104,500 shares of common stock of Issuer. Such powers are shared with the other shareholders of CEC.

CUSIP No.  705499-101             SCHEDULE 13D                    Page 12 of 13

Signatures.

         After reasonable inquiry and to the best of our knowledge and belief, and undersigned certify that the information set forth in this statement is true.

June 30, 2000

                                       CECO ENVIRONMENTAL CORP.

                                       By: /s/ Phillip DeZwirek
                                           -----------------------------------
                                           Phillip DeZwirek
                                           Chief Executive Officer

                                       ICARUS INVESTMENT CORP.

                                       By: /s/ Phillip DeZwirek
                                           -----------------------------------
                                           Phillip DeZwirek
                                           Chief Executive Officer


                                           /s/ Phillip DeZwirek
                                           -----------------------------------
                                           Phillip DeZwirek


                                          /s/ Jason Louis DeZwirek
                                          ------------------------------------
                                          Jason Louis DeZwirek


                                       INTROTECH INVESTMENTS, INC.

                                       By: /s/ Jason Louis DeZwirek
                                           -----------------------------------
                                           Jason Louis DeZwirek
                                           Chief Executive Officer

                                       CAN-MED TECHNOLOGY, INC. D/B/A GREEN
                                       DIAMOND OIL CORP.

                                       By: /s/ Phillip DeZwirek
                                           -----------------------------------
                                           Phillip DeZwirek
                                           Chief Executive Officer

CUSIP No.  705499-101             SCHEDULE 13D                    Page 13 of 13

                   EXHIBIT TO AMENDMENT NO. 2 TO SCHEDULE 13D
                                       OF
                            CECO ENVIRONMENTAL, INC.
                             ICARUS INVESTMENT CORP.
                                PHILLIP DEZWIREK
                           INTROTECH INVESTMENTS, INC.
                              JASON LOUIS DEZWIREK
                                       AND
             CAN-MED TECHNOLOGY, INC. D/B/A GREEN DIAMOND OIL CORP.
                             JOINT FILING AGREEMENT


         CECO Environmental, Inc. ("CEC"), Icarus Investment Corp. ("Icarus"), Phillip DeZwirek ("DeZwirek"), IntroTech Investments, Inc. ("IntroTech"), Jason Louis DeZwirek ("JLD") and Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp. ("Green Diamond") hereby agree that the Schedule 13D to which this statement is attached is filed on behalf of CECO, Icarus, DeZwirek, IntroTech, JLD and Green Diamond and that any amendments to this Schedule 13D may be filed on behalf of CEC, Icarus, IntroTech, DeZwirek, JLD and Green Diamond.

                                       CECO ENVIRONMENTAL, CORP.

                                       By: /s/ Phillip DeZwirek
                                          ------------------------------------
                                          Phillip DeZwirek
                                          Chief Executive Officer


                                       ICARUS INVESTMENT CORP.

                                       By: /s/ Phillip DeZwirek
                                           -----------------------------------
                                           Phillip DeZwirek
                                           Chief Executive Officer



                                           /s/ Phillip DeZwirek
                                           -----------------------------------
                                           Phillip DeZwirek



                                           /s/ Jason Louis DeZwirek
                                           -----------------------------------
                                           Jason Louis DeZwirek


                                       INTROTECH INVESTMENTS, INC.

                                       By: /s/ Jason Louis DeZwirek
                                           -----------------------------------
                                           Jason Louis DeZwirek
                                           Chief Executive Officer

                                       CAN-MED TECHNOLOGY, INC. D/B/A GREEN
                                       DIAMOND OIL CORP.

                                       By: /s/ Phillip DeZwirek
                                           -----------------------------------
                                           Phillip DeZwirek
                                           Chief Executive Officer